UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                    FORM 8-A



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                 GAMESTOP CORP.
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             (Exact Name of Registrant as Specified in Its Charter)



              Delaware                                   75-2951347
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


    2250 William D. Tate Avenue
        Grapevine, Texas                                   76051
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(Address of Principal Executive Offices)                (Zip Code)


  If this form relates to the                  If this form relates to the
  registration of a class of                   registration of a class of
  securities pursuant to Section               securities pursuant to Section
  12(b) of the Exchange Act and                12(g) of the Exchange Act and
  is effective pursuant to                     is effective pursuant to
  General Instruction A.(c), please            General Instruction A.(d), please
  check the following box. [X]                 check the following box. [ ]


Securities Act registration statement file number to which this form relates:
                                                       -------------
                                                      (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                        Name of Each Exchange on which
    to be so Registered                        Each Class is to be Registered
    -------------------                        ------------------------------

Preferred Stock Purchase Rights                New York Stock Exchange
-------------------------------                -------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered

     On October 25, 2004, the Board of Directors of GameStop Corp. (the "Company") declared a dividend of one right (a "Right") for each outstanding share of Class A Common Stock, par value $.001 per share, of the Company ("Class A Shares"), and each outstanding share of Class B Common Stock, par value $.001 per share, of the Company ("Class B Shares", and together with the Class A Shares, the "Common Shares"). The dividend is payable on October 28, 2004 (the "Record Date") to the stockholders of record at the close of business on that date. The Board of Directors has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date (as defined below), the Final Expiration Date (as defined below) and the date the Rights are redeemed. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of a series of preferred stock, designated as Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Stock"), at a price of $100.00 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Voting Power of the outstanding Common Shares (or an additional 5% or more of the Voting Power of the outstanding Common Shares in the case of any Acquiring Person who beneficially owns 15% or more of the Voting Power of the outstanding Common Shares as of October 28, 2004) or
(ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Voting Power of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 28, 2014 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of one one-thousandth shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights associated with each Common Share and the voting and economic rights of each one one-thousandth of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be null and void), will thereafter have the right to receive upon exercise of the Right and payment of then current Purchase Price that number of one one-thousandths of a share of Preferred Stock having a market value of two times that Purchase Price.

     In the event that, after the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times that Purchase Price.

     If the Company does not have sufficient shares of Preferred Stock to satisfy such obligation to issue Preferred Stock, or if the Board of Directors so elects, the Company shall deliver upon payment of the Purchase Price of a Right an amount of cash or Common Shares or securities equivalent in value to the shares of Preferred Stock issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company's right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the Purchase Price then in effect, shares of Preferred Stock (to the extent available) and cash equal in value to the difference between the value of the shares of Preferred Stock otherwise issuable upon the exercise of a Right and the Purchase Price then in effect. The Board of Directors may extend the 30 day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional shares of Preferred Stock to permit the issuance of Preferred Stock upon the exercise in full of the Rights.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the Voting Power of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the Voting Power of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one one-thousandth of a share of Preferred Stock or one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) and in lieu thereof, an adjustment in cash will be made, based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the Voting Power of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Preferred Stock purchasable upon the exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will be entitled to a preferred dividend equal to the greater of
(a) $1.00 or (b) 1,000 times any dividend declared on the Common Shares. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to $1,000 per share of Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon. Each share of Preferred Stock will have 10,000 votes, voting together with the Common Shares. Notwithstanding the immediately preceding sentence, in the event that dividends on the Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, holders of the Preferred Stock shall have the right, voting as a class, to elect two of the Company's Directors. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per Common Share. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one one-thousandth of a share of Preferred Stock will be issuable. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

     A copy of the Rights Agreement, dated as of October 28, 2004, between the Company and the Rights Agent, specifying the terms of the Rights (which Rights Agreement includes as exhibits, forms of each of (i) the Right Certificate, (ii) the Certificate of Designation of Preferred Stock and (iii) the Summary of Rights to Purchase Preferred Stock) is attached hereto as a Exhibit 4.1 and is incorporated herein by reference.

     The foregoing description of the Rights is qualified by reference to
Exhibit 4.1 hereto.

Item 2.   Exhibits

     4.1. Rights Agreement dated as of October 28, 2004, between the Company and The Bank of New York, which includes as exhibits, forms of each of (i) the Certificate of Designation of Preferred Stock, (ii) Right Certificate and (iii) the Summary of Rights to Purchase Preferred Stock.

     99.1 Letter sent to the stockholders of the Company dated October 26, 2004.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         GAMESTOP CORP.


Date: October 28, 2004                   By:/s/ David W. Carlson
                                            ----------------------------
                                            David W. Carlson
                                            Executive Vice President and
                                            Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit     Description
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  4.1     Rights Agreement dated as of October 28, 2004, between the Company and
          The Bank of New York, which includes as exhibits, forms of each of (i) the Certificate of Designation of Preferred Stock, (ii) Right Certificate and (iii) the Summary of Rights to Purchase Preferred Stock.

  99.1    Letter sent to the stockholders of the Company dated October 26, 2004.